WesBanco

By all accounts, better.

Keefe, Bruyette & Woods

Community Bank Investor Conference

New York, NY

July 29 - 30, 2008

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this presentation should be read in conjunction with WesBanco's 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), which is available at the SEC's website www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2007 Annual Report on Form 10-K and first quarter 2008 Form 10-Q filed with the SEC under the section "Risk Factors". Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. Please refer to WesBanco's 2007 Annual Report on Form 10-K and first quarter 2008 Form 10-Q for further information on these risk factors. WesBanco does not assume any duty to update forward-looking statements.

WesBanco Stock Profile

- NASDAQ Global Stock Market: WSBC
- Market capitalization: $535 million*
- 2008 average daily shares traded: 138,000
- 26.5 million shares; 93% float
- 43% institutional ownership

WesBanco
By all accounts, better.

* Closing price of $20.14 on 7/24/08.

Corporate Profile

- Founded in 1870 in Wheeling, WV
- $5.3 billion in assets
- Over 30 acquisitions in past 25 years
- Three state presence
- 109 full-service banking offices & 148 ATMs
- Trust, securities brokerage, insurance, proprietary mutual fund family

WesBanco
By all accounts, better.

WesBanco Market Areas



O H I O
U N I T E D S T A T E S
W E S T V I R G I N I A
K E N T U C K Y
I N D I A N A
PENNSYLVANIA
MARYLAND
VIRGINIA
Fort Wayne
Defiance
Bowling Green
Fremont
Elyria
Parma
Cuyahoga Falls
Akron
Warren
Howland Corners
Niles
Youngstown
New Castle
Clarion
Brookville
Punxsutawney
Kittanning
Butler
Indiana
Fostoria
Bellevue
Norwalk
Tiffin
Findlay
Ottawa
Van Wert
Lima
Upper Sandusky
Bucyrus
Shelby
Ashland
Wooster
Massillon
Canton
Barberton
Boardman
Alliance
Galion
Mansfield
Marion
Kenton
Wapakoneta
Millersburg
East Liverpool
McCandless
Pittsburgh
Plum
Monroeville
McKeesport
West Mifflin
Weirton
Steubenville
Portland
Sidney
Bellefontaine
Mount Vernon
New Philadelphia
Coshocton
Winchester
Greenville
Piqua
Troy
Urbana
Newark
Cambridge
Zanesville
St. Clairsville
Yorkville
Wheeling
Washington
Uniontown
Waynesburg
Somerset
Huber Heights
Springfield
Columbus
Dayton
Fairborn
Richmond
Kettering
Beavercreek
Middletown
Hamilton
Fairfield
Cincinnati
Delhi
Wilmington
Washington Court House
Lancaster
Logan
McConnelsville
Caldwell
Woodsfield
Moundsville
New Martinsville
Middlebourne
Morgantown
Kingwood
Fairmont
Oakland
Marietta
Athens
Vienna
Parkersburg
St. Marys
West Union
Chillicothe
Hillsboro
Waverly
Wellston
McArthur
Jackson
Pomeroy
Elizabeth
Harrisville
New Milton
Weston
Bridgeport
Clarksburg
Philippi
Buckhannon
Elkins
Parsons
Petersburg
Georgetown
Evergreen
Point Pleasant
Gallipolis
Ripley
Spencer
Grantsville
Glenville
West Union
Maysville
Portsmouth
Vanceburg
Ironton
Ashland
Huntington
Charleston
South Charleston
Clay
Sutton
Webster Springs
Glade View
Franklin
Monterey
Cynthiana
Flemingsburg
Frankfort
Lexington
Morehead
Grayson
Louisa
Sandy Hook
Owingsville
Madison
Fayetteville
Summersville
Marlinton
Staunton
Warm Springs
Nicholasville
Frenchburg
West Liberty
Inez
Guyan Terrace
Oak Hill
Meadow Bluff
Clifton Forge
Lewisburg
Covington
Harrodsburg
Richmond
Stanton
Salyersville
Paintsville
Logan
Beckley
Shady Spring
Hinton
Danville
Irvine
Campton
Beattyville
Jackson
Prestonsburg
Williamson
Pineville
Union
Buena Vista
Lebanon
Berea
Pikeville
Madison
Keyser

Source: SNL Financial and Microsoft MapPoint

2008 Strategy / Business Plan

- Focus on balance sheet remix strategy; higher-yielding loan products and non interest-bearing DDA.
- Concentrate on efficiency ratio by improving non-interest income and reducing expenses.
- Monitor for credit deterioration.

WesBanco
By all accounts, better.

Balance Sheet Re-Mix Strategy

- Increase non-interest bearing deposit relationships and decrease less profitable single service CD's.
- Adjust loan pricing to increase yields.
- Continue implementation of liquidity strategies to reduce mortgage loans and investment securities to support balance sheet re-mix.
- Use wholesale funding to balance cash flows.

WesBanco
By all accounts, better.

Improve Efficiency Ratio

- Continue to evaluate lower cost alternatives for necessary services and infrastructure.
- Eliminate practices and processes that do not support business strategy.
- Continued improvement will result from the full integration of Oak Hill operations.

WesBanco
By all accounts, better.

Monitor for Credit Deterioration

- Enhance depth and frequency of credit evaluation process including additional professional resources.
- Continue to focus on borrower contact and knowledge of business risks.
- Executive management involved in continual monitoring process.
- Emphasize accountability for all customer relationships.

WesBanco
By all accounts, better.

Wealth Management Profile

- Market value of trust assets $2.9 billion at 6/30/08.
- Currently manage over 5,000 trust relationships.
- 74% of trust assets are under management at 6/30/08.
- Trust contributed $0.20 to earnings per share in 2007.
- Trust revenue for the first six months of 2008 totaled $8.1 million.
  - Revenue generated from WesMark Funds YTD 2008 totaled $2.1 million.

2008 Second Quarter Financial Results

(dollars in thousands)	QTD 6/30/2008	QTD 3/31/2008	% CHG
Net income	$ 11,284	$ 9,503	18.7%
EPS - diluted	$ 0.42	$ 0.36	16.7%
Return on assets	0.87%	0.72%	20.8%
Return on tangible equity	14.48%	12.12%	19.5%
Net interest margin	3.75%	3.48%	7.8%

WesBanco
By all accounts, better.

2008 YTD Financial Results

(dollars in thousands)	YTD 6/30/2008	YTD 6/30/2007	% CHG
Net income	$ 20,787	$ 24,242	(14.3%)
EPS - diluted	$ 0.78	$ 1.15	(32.2%)
Return on assets	0.79%	1.22%	(35.0%)
Return on tangible equity	13.34%	18.46%	(27.8%)
Net interest margin	3.67%	3.52%	4.3%

WesBanco
By all accounts, better.

Composition of Loans

6/30/08



Held for Sale
2%
Commercial &
Industrial
Consumer
14%
9%
Home Equity
6%
Residential
Real Estate
25%
44%
Commercial
Real Estate

6/30/07



Held for Sale
2%
Commercial &
Industrial
Consumer
13%
9%
Home Equity
6%
Residential
Real Estate
39%
31%
Commercial
Real Estate

WesBanco
By all accounts, better.

Commercial Real Estate

Category	$000s Committed	% of Capital	% of CRE
Land & Land Development	$ 85,472	14.6%	5.1%
Residential Development	63,161	10.9%	3.8%
Commercial Construction	119,171	20.4%	7.1%
Subtotal Subject to 100% of Capital Guidelines	267,804	45.9%	16.0%
Investor Owned CRE:			
Residential/Multi-family	309,619	53.1%	18.6%
Retail	72,510	12.4%	4.3%
Office	95,390	16.4%	5.7%
Industrial	26,095	4.4%	1.6%
Lodging	86,520	14.8%	5.2%
Other	217,941	37.4%	13.1%
Subtotal Investor Owned CRE	808,075	138.5%	48.5%
Total Subject to 300% of Capital Guidelines	$1,075,879	184.4%	64.5%
Excluded from Concentration Guidelines:			
Owner Occupied CRE	$593,226	101.7%	35.5%

WesBanco
By all accounts, better.

Note: At 6/30/08, largest CRE loan is $16 million: average loan size approximates $0.3 million.

Credit Quality


In thousands
Non-performing assets
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
0.26%
0.27%
0.49%
0.44%
0.61%
2004
2005
2006
2007
6/30/08
Total non-performing assets
NPA's as a % of total assets


In thousands
Net charge-offs
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
0.60%
0.40%
0.20%
0.00%
0.31%
0.29%
0.23%
0.28%
0.45%
2004
2005
2006
2007
6/30/08
Net charge-offs-annualized
Net charge-offs as a % of loans

WesBanco
By all accounts, better.

Note: June 30, 2008 net charge-off ratio is annualized.

Interest Rate Risk

Change in Interest Rates	Change in Net Interest Income from Base [1]	
	6/30/2008	12/31/2007
Down 2% Rate Shock	2.88%	4.52%
Down 1% Rate Shock	2.59%	3.54%
Up 2% Rate Ramp	-1.85%	-3.40%
Up 1% Rate Shock	-2.75%	-4.97%
Up 2% Rate Shock	-5.66%	-10.23%

- Recent A/LM strategies focus on becoming less liability sensitive.

(1) For the next 12-month period.

WesBanco
By all accounts, better.

Capital Ratios

	6/30/2008	12/31/2007	% CHG
Tier 1 Leverage	8.54%	8.27%	2.2%
Tangible Equity to Assets	6.29%	5.96%	5.4%
Total Cap to Risk Wtd Assets	12.09%	11.49%	5.2%

Capital ratios continue to improve subsequent to the merger with Oak Hill.

WesBanco
By all accounts, better.

WesBanco / Peer Group – Stock Price Performance

	WesBanco	Median
2002	15.3%	4.7%
2003	22.7%	28.5%
2004	19.6%	14.2%
2005	-1.5%	-4.9%
2006	14.2%	8.2%
2007	-36.0%	-16.5%
2008 YTD*	-14.6%	-14.7%
'02-'08 YTD (1)	4.1%	-3.9%

(1) From 2002 through June 30, 2008 WesBanco has outperformed both the NASDAQ Bank Index and its peers with a 4.1% total return, compared to -3.9% and 2.2%, respectively.

Source: FactSet Research Systems * YTD through 6/30/08

Peers include select banks from Western Pennsylvania, Ohio, Indiana and West Virginia with total assets between $1 billion and $15 billion.

WesBanco
By all accounts, better.

Dividend Payout Ratio


55%
72%
2002
2005
2008
(annualized)

1) 23 consecutive years of dividend increases.
2) Current dividend yield of approximately 5.6% (at 7/24/08).
3) 19% increase in dividends since 2002.

WesBanco
By all accounts, better.

Key Investor Messages

- Outperformed median peer group in stock price between 2002 and June 30, 2008.
- 23 consecutive years of dividend increases with a current yield of approximately 5.6%.
- Net interest margin shows significant increase YTD.
- Credit deterioration and resulting losses are manageable.
- WesBanco remains a conservatively managed company.
- Minimal exposure to classes of investments and assets that have caused significant losses for financial institutions.

WesBanco
By all accounts, better.